

SEC 02006590 COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 0 5 2002
340
WASH, D.C.
SECTION

SEC FILE NUMBER
8-50610

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EPO Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 SOUTH FRANKLIN STREET
(No. and Street)

WILKES-BARRE (City) PA (State) 18701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER A. KANJORSKI 570-825-2799
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARENTE RANDOLPH, PC
(Name — *if individual, state last, first, middle name*)

46 PUBLIC SQUARE, SUITE 400, WILKES-BARRE, PA 18701
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, PETER A. KANJORSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EPO CAPITAL CORPORATION, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public


Notarial Seal
Deborah D. Elbich, Notary Public
Wilkes-Barre, Luzerne County
My Commission Expires June 10, 2002.
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss).~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EPO Capital Corporation

Financial Statements
For The Year Ended
December 31, 2001
&
Independent Auditors' Report
&
Additional Information
&
Internal Control Report

TABLE OF CONTENTS

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
EPO Capital Corporation:

We have audited the accompanying statement of financial condition of EPO Capital Corporation (the "Company") as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EPO Capital Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Wilkes-Barre, Pennsylvania
February 27, 2002

EPO CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CASH	$ 5,990
RECEIVABLE FROM NONCUSTOMERS	139
PREPAID TAXES	508
EQUIPMENT, Net of accumulated depreciation of $1,623	1,623
TOTAL	$ 8,260
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES, ACCRUED INCOME TAXES	$ 3,500
STOCKHOLDER'S EQUITY	4,760
TOTAL	$ 8,260

See Notes to Financial Statements

EPO CAPITAL CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE, Service fees	$76,484
EXPENSES:	
Professional fees	3,160
Licenses and dues	1,145
Depreciation	649
Telephone	825
Miscellaneous	204
Total expenses	5,983
INCOME BEFORE INCOME TAXES	70,501
PROVISION FOR INCOME TAXES	3,500
NET INCOME	$67,001

See Notes to Financial Statements

EPO CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	....COMMON STOCK...			
	SHARES (a)	AMOUNT	DEFICIT	TOTAL
BALANCES, DECEMBER 31, 2000	10,000	$62,500	$ (55,621)	$ 6,879
NET INCOME			67,001	67,001
CAPITAL CONTRIBUTED		2,400		2,400
DIVIDENDS, $7.15 PER SHARE			(71,520)	(71,520)
BALANCES, DECEMBER 31, 2001	10,000	$64,900	$ (60,140)	$ 4,760

(a) Authorized 1,000,000 shares at no par value,
10,000 shares issued and outstanding.

See Notes to Financial Statements

EPO CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 67,001
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	649
Changes in assets and liabilities:	
Receivable from noncustomers	(139)
Accounts payable	(2,785)
Accrued income taxes	3,500
Total adjustments	1,225
Net cash provided by operating activities	68,226
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributed	2,400
Dividends	(71,520)
Net cash used in financing activities	(69,120)
DECREASE IN CASH	(894)
CASH, BEGINNING OF YEAR	6,884
CASH, END OF YEAR	$ 5,990

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

EPO Capital Corporation (the "Company"), a Pennsylvania corporation, was incorporated on November 4, 1996. The Company provides financial consulting services related to the offering of securities. The Company is a wholly-owned subsidiary of Lockhart Ventures, Inc. (formerly, Lockhart Internet Service Corp.)

The Company is also registered as a broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SERVICE FEES

Fees earned for referral of offerings for underwriting are recorded when the underwriting is completed. All fees were earned from one customer.

EQUIPMENT

Equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the equipment.

INCOME TAXES

Current and deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001 the Company had net capital of $2,490 which was $2,510 less than its required net capital of $5,000. The Company's net capital ratio was 1.41 to 1.0 at December 31, 2001.

3. EXEMPTIVE PROVISION OF RULE 15C3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(i), which states that the provisions of this rule shall not be applicable to a broker dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (*name of the broker or dealer*). Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

4. INCOME TAXES

The provision for income taxes is comprised of the following:

Federal income taxes	$2,000
State income taxes	1,500
Total	$3,500

The tax provision differs from the amount that would be obtained by applying federal statutory rates to income before income taxes primarily because a valuation allowance of approximately $13,500 provided for deferred tax assets in prior years was eliminated due to the utilization of prior year loss carryforwards of approximately $58,000, the surtax exemption and state income taxes.

EPO CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 4,760
DEDUCT EQUITY NOT ALLOWABLE FOR NET CAPITAL	-
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	4,760
DEDUCTIONS AND/OR CHARGES, Nonallowable assets	2,270
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	2,490
HAIRCUTS ON SECURITIES	-
NET CAPITAL	$ 2,490

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES, Accrued income taxes	$ 3,500
Total aggregate indebtedness liabilities	3,500
OTHER ITEMS	-
TOTAL AGGREGATE INDEBTEDNESS	$ 3,500

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

REGULATORY MINIMUM	$ 5,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 233
REQUIRED CAPITAL	$ 5,000
NET CAPITAL LESS THAN REQUIREMENT	$ (2,510)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.41 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-27A-5 AS OF DECEMBER 31, 2001:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 6,189
Audit adjustment to record income taxes	(3,500)
Net other audit adjustments	(199)
NET CAPITAL, PER ABOVE	$ 2,490

See Notes to Financial Statements

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Stockholder of
EPO Capital Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of EPO Capital Corporation (the "Company"), for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and control activities and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of EPO Capital Corporation, for the year ended December 31, 2001, and this report does not affect our report thereon dated February 27, 2002.

At December 31, 2001, the Company's net capital was less than its required net capital because its computation did not consider accrued income taxes. The Company will discuss this matter with the National Association of Securities Dealers, Inc. ("NASD") and appropriate notification will be made to the SEC and NASD under Rule 17a-11.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, others within the organization, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



Wilkes-Barre, Pennsylvania
February 27, 2002